Exhibit 17.1

February 26, 2013

Molly Ashby

Chairman of the Board

Annie’s, Inc.

625 Madison Avenue

New York, NY 10022

Dear Molly:

This letter is to confirm that I will be resigning from the Board of Annie’s, Inc. effective with the Board Meeting to be held on February 28, 2013. It has been an honor and a distinct pleasure to serve on the board. I wish you and the company continued success over the coming years.

Best regards,

David A. Behnke